LASER PHOTONICS, INC.
                       1995 NONQUALIFIED STOCK OPTION PLAN

         PURPOSE: The purpose of the 1995 Nonqualified Stock Option Plan (hereinafter referred to as the "Plan") is to provide a special incentive to selected key persons associated with or employed by Laser Photonics, Inc. (the "Company" or "LPI") and its subsidiaries, to promote the Company's business. The Plan is designed to accomplish this purpose by offering such personnel an opportunity to purchase shares of the common stock of the Company so that they will share in the Company's success. For purposes of the Plan, a subsidiary is any corporation in which the Company owns, directly or indirectly, stock possessing fifty percent or more of the total combined voting power of all classes of stock or over which the Company has effective operating control.

         1. The Board of Directors shall administer the Plan.

         2. Options may be granted to key employees and consultants of the Company and to Officers and Directors. The Board shall select grantees. Board members are eligible to receive options.

         3. The total number of shares subject to this Plan shall not exceed 500,000.

         4. The purchase price of shares of common stock issuable upon exercise of each option granted pursuant to the Plan shall be not less than 100 percent of the fair market value of the shares on the date the option is granted, as determined by the Board of Directors.

         5. 40% of the Options granted under the Plan shall vest immediately and may be exercised immediately. 30% of the Options shall vest and may be exercised beginning 12 months from grant. The remaining 30% of the Options shall vest and may be exercised beginning 24 months from grant.

         6. No option granted under the Plan may be exercised more than ten years after the date on which it is granted.

         7. Each option is not transferable other than at death and is exercisable during the lifetime of the employee to whom the option is granted only by such employee.

        8. In the event of complete termination "For Cause" (other than death or disability) of a recipient's association with the Company, or in the event of a recipient's "Voluntary" termination, of all association with the Company, all "UNVESTED" options held, shall automatically terminate.

         In the event of termination due to death or disability of a Plan participant holding unvested options, or upon a Plan participant being asked to resign for the benefit of the Company while holding unvested options, such unvested options shall automatically vest, and thereafter may be exercisable in accordance with the terms of this Plan.

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        9. If any change is made in the shares subject to this Plan or any option granted hereunder (through merger, consolidation, reorganization, recapitalization, or change in capital structure), appropriate adjustment shall be made by the Board in the number of shares and kind of common stock for which options may be or may have been granted under the Plan, to the end that the proportionate interests shall be maintained viz-a-viz other LPI shareholders the same as before the occurrence of such event.

        10. The Plan participant agrees that all shares purchased by the Participant under the option, unless they have been registered, are acquired for investment and not for distribution. Each notice of exercise of the option shall be accompanied by a written representation, signed by the Participant, to that effect.

         11. Options may be immediately issued, but shall not be exercisable until, and only conditioned upon approval of this Plan by a majority of the shareholders.


 Adopted by action of the Board of
 Directors of Laser Photonics, Inc., on
 February 14, 1996.